U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall BC-MN-HO4N	Richard J. Ertel General Counsel
Minneapolis, MN 55402	Direct line: (612) 303-7987
Fax: (612) 303-4223

December 15, 2011

VIA EDGAR

Mr. Dominic Minore

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	American Strategic Income Portfolio Inc. (“ASP”)	(811-06404)
	American Strategic Income Portfolio Inc. II (“BSP”)	(811-06640)
	American Strategic Income Portfolio Inc. III (“CSP”)	(811-07444)
	American Select Portfolio Inc. (“SLA”)	(811-07838)
Response to Staff Comments Related to Preliminary Proxy Statement (Form PRE 14A) Filed with the Securities and Exchange Commission (“SEC”) on October 17, 2011

Dear Mr. Minore:

The purpose of this letter is to respond to the comments that you transmitted by telephone on October 26, 2011 regarding the preliminary proxy statement for each of the above-listed registrants (each, a “Fund” and, collectively, the “Funds”).

Following is our response to staff comments, which appear in bold-face type below.

Comments

1.	Please confirm that each Fund has a policy to concentrate in the real estate industry.

The Funds have the following fundamental investment policies related to industry concentration:

American Strategic Income Portfolio Inc. American Strategic Income Portfolio Inc. II American Strategic Income Portfolio Inc. III	American Select Portfolio Inc.

The Fund may not invest 25% or more of the value of its total assets in the securities of any one issuer or in the securities of issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to securities issued or guaranteed by the United States Government or its agencies or instrumentalities.	The Fund may not invest 25% or more of the value of its total assets in the securities of any one issuer or in the securities of issuers conducting their principal business activities in the same industry (Asset-Backed Securities are considered to be an industry for this purpose); provided that the Fund will (subsequent to the date that at least 65% of the proceeds of the initial offering are invested in Mortgage-Related Assets) invest more than 25% of its total assets in the real estate industry, which the Fund defines as including all Mortgage-Related Assets; and further provided that this limitation does not apply to securities issued or guaranteed by the United States Government or its agencies or instrumentalities.

As presented in the table, SLA has a policy to concentrate in the real estate industry, which is described as including all “Mortgage-Related Assets.” Such assets are defined in SLA’s prospectus as “investments that directly or indirectly represent a participation in or are secured by and payable from mortgage loans,” which is further defined as including whole loans, mortgage participations and mortgage-backed securities. The other three Funds – ASP, BSP and CSP – do not have a stated policy to concentrate in the real estate industry. Each Fund commenced its operations within a two-year span, with ASP, BSP, CSP and SLA commencing operations on December 27, 1991, July 30, 1992, March 25, 1993, and September 21, 1993, respectively. It is not clear from the available records why SLA’s concentration policy differed from the other Funds. Since each of the Funds have been operating under similar investment strategies since their inception and, specifically, ASP, BSP and CSP each focus on investments in Mortgage-Related Assets, we believe it may be appropriate to ask shareholders to approve a change to the fundamental investment policies regarding industry concentration for ASP, BSP and CSP, or to otherwise align the policies of the four Funds. In connection with anticipated special meetings of each Fund’s shareholders, likely to take place in 2nd quarter 2012, we will ask that the board of directors of the Funds recommend that shareholders, to the extent it is deemed necessary, approve changes to their respective industry concentration policies. This will appropriately align the Funds’ industry concentration policies and serve to meet the disclosure requirements of section 8(b)(1) of the Investment Company Act of 1940. As stated above, the actual strategy of the Funds would not change as a result of any shareholder action from how the Funds are operating today and from what has been fully disclosed to shareholders in the intervening period since the inception of the Funds.

If the proposed policy on REIT preferred investments is ultimately approved by shareholders, the resulting change in policy will not affect a Fund’s compliance with its respective industry concentration policy. For SLA, REIT preferred investments are not currently included in the definition of Mortgage-Related Assets and may be deemed to be excluded from the Fund’s policy to concentrate in Mortgage-Related Assets. For ASP, BSP, CSP, and SLA, each Fund’s policy is to rely on the Global Industry Classification System (GICS) Level 3 classification for REITs. GICS Level 3 sub-categorizes REITs into Diversified REITs, Industrial REITs, Mortgage REITs, Office REITs, Residential REITs, Retail REITs, and Specialized REITs. The concentration policy for ASP, BSP, CSP and SLA considers each of these REIT sub-categories to be separate industries and each Fund may not invest more than 25% of its total assets in any single REIT sub-category. The following language was added to the Proxy Statement to reflect this policy:

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For purposes of determining whether each Fund is concentrating in a particular industry, under the 1940 Act, due solely to its investments in REIT preferred stock, it is each Fund’s policy that such Fund will not be considered to be concentrating in the real estate industry unless the Fund has invested more than 25% of its total assets, at the time of investment, in any single REIT classification provided by the Global Industry Classification System (“GICS”), a commonly used industry classification system. As currently defined by GICS, these classifications are: Diversified REITs, Industrial REITs, Mortgage REITs, Office REITs, Residential REITs, Retail REITs, and Specialized REITs.

2.	With regard to Proposal 3, please provide a side-by-side comparison of the Funds’ current policy on investments in REIT preferred stock and the proposed policy.

As requested, the following side-by-side comparison was included in the proxy statement.

Current Policy	Proposed Policy
The Fund may invest up to 25% of its total assets in REIT preferred stocks that are rated investment grade or better at the time of investment, with a maximum of 2% of the Fund’s total assets at the time of investment in REIT preferred stock of any one issuer or its affiliates.	The Fund may invest up to 40% of its total assets in REIT preferred stocks that are rated investment grade or better at the time of investment, with a maximum of 2% of the Fund’s total assets at the time of investment in REIT preferred stock of any one issuer or its affiliates. The Fund may invest up to 10% of the Fund’s total assets in non-investment grade REIT preferred stock at the time of investment.

3.	With regard to Proposal 3, indicate whether the dividends paid on REIT preferred stock are fixed, variable or both.

We have modified the disclosure in the proxy statement as follows to reflect that dividends paid on the REIT preferred stock in which the Funds invest are typically fixed rate.

REIT preferred stock is an equity security with fixed income characteristics, which typically pays a fixed monthly dividend offering higher yields than the dividends paid on common stock.

4.	With regard to Proposal 3, indicate whether the REIT preferred stock in which the Funds invest, and will invest in the future, is listed or unlisted.

The REIT preferred stock in which the Funds invest is listed on an exchange. The disclosure in the proxy statement has been updated as follows.

The REIT preferred stocks in which the Funds invest are publicly traded and are generally issued by REITs located within the United States.

5.	With regard to Proposal 3, indicate whether the REIT preferred stock in which the Funds invest, and will invest in the future, represent interests in commercial, multifamily, and/or single family properties.

The REIT preferred stock in which the Funds invest, and will invest, primarily but not exclusively represents interests in commercial properties. The proxy statement disclosure was modified as follows.

While the Funds focus their investments in the REIT preferred stock of equity REITS that acquire, hold and manage commercial real estate, the Funds may invest in the preferred stock of any type of REIT.

6.	With regard to Proposal 3, do the Funds invest in foreign REIT preferred stock? If so, do such investments include REITs issued by emerging markets?

The Funds do not invest in foreign REITs.

7.	With regard to Proposal 3, do the Funds focus on REITs within a particular region?

No, the Funds do not focus on REITs within any particular region as part of their ongoing strategy.

8.	With regard to Proposal 3, do the expenses of a REIT impact REIT preferred shares? If yes, please so state.

No, the REITs in which the Funds invest have almost exclusively fixed-rate coupons, which are unaffected by the expenses of the issuer.

9.	With regard to Proposal 3, do the Funds invest in exchange-traded funds? If yes, please so state.

No, the Funds do not invest in exchange-traded funds.

10.	With regard to Proposal 3, state that “non-investment grade” securities are commonly referred to as “junk.”

We have added the following language responsive to this comment.

(Non-investment grade securities are commonly referred to as “high-yield” securities or “junk bonds.”)

In connection with the review of the above-referenced filing by the staff of the SEC, each Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything further, please contact me at your earliest convenience at 612-303-7987. Thank you for your help.

Sincerely,

/s/ Richard J. Ertel
Richard J. Ertel Secretary to the Funds

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